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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12b-25
                                                                 SEC FILE NUMBER
                                                                          0-9065

                          NOTIFICATION OF LATE FILING
                                                                    CUSIP NUMBER
                                                                      38114510 1
 (Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
 [x] Form 10-Q [ ] Form N-SAR

                 For Period Ended:   November 30, 1997
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------





If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Golden Pharmaceuticals, Inc.
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Full Name of Registrant


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Former Name if Applicable

710 14th Street
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Address of Principal Executive Office (Street and Number)

Golden, Colorado 80401
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City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [x]    (a)      The reasons  described in reasonable detail  in Part III of this  form could not be  eliminated without unreasonable
                 effort or expense;
 [x]    (b)      The subject  annual report, semi-annual report,  transition report on  Form 10-K, Form 20-F, 11-K  or Form N-SAR, or
                 portion thereof, will  be filed on or before  the fifteenth calendar day following  the prescribed due date;  or the
                 subject quarterly report  of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
                 calendar day following the prescribed due date; and
 [ ]    (c)      The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 7, 1997, the Registrant completed the sale of its assets related to its business of manufacturing and distributing Iodine-123 capsules for a total purchase price of $6,700,000. In addition, the Company moved its accounting department from Colorado to California and replaced its entire accounting department. As a result the Registrant is unable to timely complete the information required for the presentation of its Quarterly Report on Form 10-QSB for the quarter ended November 30, 1997.





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PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

              Gary P. Pryor                     (303)               279-9375
        -------------------------------  ---------------------  ----------------
                (Name)                      (Area Code)            (Telephone
                                                                     Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
        [x] Yes [ ] No

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 (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
        [x] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                          Golden Pharmaceuticals, Inc.
        --------------------------------------------------------------------

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   January 15, 1998               By   /s/ Gary P. Pryor
     -------------------------           ---------------------------------------
                                               Gary P. Pryor, Vice President,
                                               Finance





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PART IV - OTHER INFORMATION

  3. The Registrant believes that due to the sale of the assets in April 1997 and a decrease in sales in Pharma Labs and Quality Care Pharmaceuticals, Inc., there will be a significant change in the results of operations from the same period during the last fiscal year, however, a reasonable estimate of the results cannot be made at this time.